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Boston, MA 02111
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www.mintz.com

July 18, 2007

Via EDGAR and Overnight Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attn: Filing Desk

Re:	QIAGEN N.V.

Amendment No. 1 to Registration Statement on Form F-4 filed on July 5, 2007

SEC File No. 333-143791

Amendment No. 1 to Schedule TO-T filed on July 5, 2007

SEC File No. 5-46641

Ladies and Gentlemen:

On behalf of QIAGEN N.V. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2 to F-4”) to the Company’s Registration Statement on Form F-4, initially filed with the Commission on June 15, 2007 and amended on July 3, 2007 (the “Registration Statement”), and Amendment No. 2 (“Amendment No. 2 to Schedule TO”) to the Company’s tender offer statement on Schedule TO-T, initially filed with the Commission on June 15, 2007 and amended on July 3, 2007 (the “Schedule TO”). Set forth below are the Company’s responses to the comments of the Commission’s staff (the “Staff”) given by letter (the “Comment Letter”) dated July 12, 2007 from Nicholas P. Panos. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one marked complete courtesy copy of Amendment No. 2 to F-4 and Amendment No. 2 to Schedule TO and one courtesy copy of this letter to Mr. Panos of the Commission.

Form F-4/A

General

1.	Comment. We have reviewed the response given in reply to prior comment number one, and do not agree with the conclusion. As the Form F-4 adopting release that indicates “[a] post-effective amendment would have to be filed to provide information with respect to the second step merger.” Refer to Securities Act Release No. 6579 (April 23, 1985). Please revise the registration statement to remove the implication that Qiagen has no intention to file a post-effective amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON    |    WASHINGTON    |    NEW YORK    |    STAMFORD    |    LOS ANGELES    |    PALO ALTO    |    SAN DIEGO    |    LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

July 18, 2007

Response: The Company has considered the position of the Staff with regard to this matter, as further described by Nicholas P. Panos, Esq. in a discussion with counsel to the Company on Friday, July 13, 2007. The Company wishes respectfully to request the Staff’s re-consideration of its position with regard to this matter, based on the Company’s response, as set forth in its letter dated July 3, 2007, and as amplified by the information set forth below.

A. We continue to believe that the excerpt from the Form F-4 adopting release cited by the Staff in its comment (the “Excerpt”) is not applicable to an exchange offer transaction such as the QIAGEN-Digene transaction:

(1) that is to be conducted on a continuous, but not a delayed, basis, and

(2) in which the specific details regarding the second step merger and the identity of the company to be acquired are set forth in full in the initial filing of the registration statement, leaving no material information to be provided in a post-effective amendment.

The relevant paragraphs from the Form F-4 adopting release, with emphasis added, are set forth below.1:

“General Instruction F has been added to address situations where the registrant uses Form F-4 for an offering of securities in connection with business combination transactions which will be effected on a delayed basis. In that case, the registrant must furnish information concerning the contemplated transaction(s) and the company(ies) being acquired as of the date of initial effectiveness only to the extent practicable. The required information about the specific transaction(s) and the particular company(ies) being acquired generally must be provided by post-effective amendment. For example, where an acquisition will be effected in a multi-step transaction in which there is an exchange offer followed by a merger, the initial registration statement would contain a prospectus that includes information about the exchange offer. A post-effective amendment would have to be filed to provide information with respect to the second step merger.

In order to implement the content of General Instruction F, an undertaking has been added to Item 22 of the Form. This undertaking, to file post-effective amendments with respect to transactions contemplated after effectiveness, is required in addition to the undertakings required by Item 512(a) of Regulation S-K. The new undertaking will ensure that the use of Rule 415 cannot be used to implement Recommendation Twelve of the Advisory Committee’s recommendations, by allowing the use of a prospectus supplement to provide for the immediate commencement of an exchange offer.”

The context and purpose of the paragraphs set forth above is to explain to the reader why (1) General Instruction F to the Form F-4 and (2) the undertaking set forth in Item 22 of the Form F-4 were added to the Form. We address these two items in turn.

(1) General Instruction F applies only to delayed offerings in which information is not known or specific transactions are not contemplated at the time of effectiveness.

[1]	Securities Act Release No. 6579, April 23, 1985 (the “Release”).

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

July 18, 2007

The explanatory language in the Release above explicitly states that Instruction F applies to situations in which a business combination transaction is to be effected on a delayed basis. We note that the explanatory language does not refer to a registration statement for a business combination transaction effected on a continuous basis. This makes perfect sense: in offerings of securities conducted on a continuous basis, particularly Form F-4 (or Form S-4) registration statements filed in connection with a specific business combination transaction (which is typically already the result of a negotiated acquisition agreement), the information regarding the transaction and the company to be acquired is known prior to the time of effectiveness. By contrast, in offerings of securities that are conducted on a delayed basis, the issuer is generally using a Form S-4 or Form F-4 as an “undedicated” shelf registration statement that is filed and declared effective before a specific transaction is contemplated.2 Offerings to be conducted on a delayed basis necessarily require the later disclosure of material information regarding the specific terms of a transaction that is not available to the registrant at the time of initial effectiveness of the registration statement. As the Form F-4 adopting release noted, if required information about the transaction is available, it must be provided to the extent practicable. However, as is often the case for acquisition shelf registration statements, no transaction is contemplated at the time of effectiveness, and thus specific information is not available and may be omitted.3

The Excerpt requires that “information concerning the contemplated transaction(s) and the company(ies) being acquired” be provided only “to the extent practicable.” We respectfully submit that this language underscores the point that Instruction F relates to delayed offerings where specific transactions have not been identified at the time of effectiveness. Accordingly, information is required “only to the extent practicable.” In contrast, in a Form F-4 registration statement that is dedicated to a specific transaction,

[2]

The Commission has noted in the Form F-4 adopting release that all business combination transactions, once begun, are conducted on a continuous basis pending completion of the transaction (“Registration statements on Form F-4, because they relate to offerings which are continuous over a period of time, are subject to Rule 415(a)(1)(viii) (business combination transactions)…In view of this position, it was not necessary to include a Rule 415 cover page box in Form F-4 as adopted.”) However, as also noted in the Form F-4 adopting release, not all business combination transactions are effected on a delayed basis. The Commission added in General Instruction F to apply to the subset of all business combination transactions that are conducted on both a delayed and a continuous basis. The QIAGEN - Digene transaction is being conducted on a continuous, but not a delayed, basis. (“General Instruction F has been added to address situations where the registrant uses Form F-4 for an offering of securities in connection with business combination transactions which will be effected on a delayed basis.”)

[3]

Although we recognize that the Securities Act Reform release does not apply to business combination transactions, the following excerpt from that release captures the general principle articulated by the Commission and understood by practitioners regarding the distinction between delayed and continuous offerings.

“Many of the types of offerings contemplated by Rule 415 can be accomplished using a prospectus that is complete at the time of effectiveness of the related registration statement and therefore may not require a supplement because there may be no additional information to include in the prospectus. There are a number of offerings contemplated by Rule 415, however, such as a delayed offering, in which the prospectus included in the related registration statement at the time of effectiveness, usually referred to as a “base prospectus,” must be supplemented to reflect the final terms of the security and offering for each particular offering of securities.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

July 18, 2007

such as QIAGEN’s Form F-4, all of the information that is required both regarding the exchange offer transaction, the proposed short-form merger, and the company to be acquired has already been included in the registration statement, leaving nothing to be added as part of a post-effective amendment.

The QIAGEN-Digene transaction is not being conducted on a delayed basis, but rather the offer commenced immediately upon the filing of the Form F-4 and is being conducted using a dedicated registration statement for an offering on a continuous basis. At the time of filing the Form F-4, QIAGEN had identified the sole business combination to which this registration statement relates, and intends to offer its securities on a continuous basis until the transaction is completed. Thus, QIAGEN, unlike in a delayed offering, intends to issue the securities registered on the Form F-4 as soon as possible following effectiveness, in both the exchange offer and in the short-form merger, which it views as integral parts of the same transaction and which are both described in detail in the Form F-4.

All of the required information about the specific transaction, which contemplates both the exchange offer and the short-form merger, and about Digene as the particular company being acquired, has already been included in the registration statement. QIAGEN is currently (i.e., prior to effectiveness of the Form F-4) contemplating and planning both the exchange offer and the short-form merger, and currently has access to all of the information required to be disclosed about Digene. Therefore, this information is required to be included in the registration statement at the time of effectiveness, and any omission would, in our view, have rendered the registration statement materially incomplete at the time of effectiveness, in violation of Section 11 of the Securities Act.

The Staff has cited the statement in the Form F-4 adopting release that “a post-effective amendment would need to be filed to provide information with respect to the second step merger” as the basis for requiring QIAGEN to file a post-effective amendment with respect to the short-form merger. We respectfully submit that this language should be read to apply only to a multi-step transaction “effected on a delayed basis.” For a multi-step transaction involving a continuous offering of the acquiror’s securities under a dedicated Form F-4 registration statement, such as the QIAGEN transaction, this example is not applicable, since the example comes within a paragraph that relates only to delayed offerings.

(2) The Undertaking in Item 22 of Form F-4, which implements the content of Instruction F, requires a post-effective amendment only for information “that was not the subject of and included in the registration statement when it became effective.” (emphasis added) This is completely consistent with the fact that Instruction F only relates to delayed offerings, because a registration statement for a business combination transaction that is already negotiated and disclosed at the time of effectiveness of a dedicated registration statement would require all such information to be included at the time of effectiveness.

In the QIAGEN-Digene transaction, the proposed short-form merger has been contemplated both before and at the time the Form F-4 is declared effective, and all information concerning the transaction and Digene, the company being acquired has been described in detail in the Form F-4. Because this information is currently known, it will already be present in the Form F-4 at the time it becomes effective. As a result, QIAGEN has already satisfied the obligation that is set forth in the Item 22 undertaking; there is no information regarding the transaction or the company to be acquired that has not been included in the registration statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

July 18, 2007

In summary, we believe that, taken in context, the Excerpt should be read as applicable only to transactions to be effected on a delayed basis and in which the specific transaction to be described in the post-effective amendment is not contemplated until after effectiveness of the original registration statement filing. Neither of those facts is present in the QIAGEN-Digene transaction. The drafters of the Form F-4 release included the Excerpt as an example of a delayed offering situation - namely, that if the pertinent details of a “second step merger” were not known, or contemplated, at the time of initial effectiveness, then a post-effective amendment would be required, appropriately, to include those details that were not previously disclosed. It is our strong belief that the Excerpt was not intended, and should not be read, to require a post-effective amendment to reiterate the same information that has already been included in an effective registration statement (specifically with regard to the short-form merger following the exchange offer) when the entirety of the transaction and the identity of the company to be acquired was not only contemplated at the time of effectiveness, but was also described in detail in the original registration statement filing. To apply this construction of the Excerpt would ignore the plain language of the first sentence of the Excerpt and contravene the very clear language of Item 22.

B. We continue to believe that requiring a post-effective amendment in the context of an exchange offer to be followed by a short-form merger would (1) contravene the express stated intention of the Staff in other releases with regard to the treatment of exchange offers, (2) introduce significant regulatory uncertainty into the exchange offer process which is neither contemplated by practitioners and companies nor appears to be intended by the Staff, and (3) not serve the purpose of protecting investors.

As we noted in our first response letter, dated July 3, 2007, the Staff has noted in the Regulation M-A adopting release and the adopting release for the amendments to the tender offer best-price rules that it does not want to provide a regulatory disincentive to structuring an acquisition of securities as a tender offer, as compared to a statutory merger, and that it wants to equalize the regulatory treatment of tender offers and exchange offers. We continue to believe that requiring a post-effective amendment in the window between the closing of an exchange offer and the completion of a short form merger would provide precisely the kind of “regulatory disincentive” to the exchange offer process that the Staff has stated that it wants to avoid, by introducing significant uncertainty into the timing for completion of offers that are structured as an exchange offer followed by a short-form merger.

Further, in the Regulation M-A adopting release, the Staff clearly contemplates the possibility that a back-end or second-step merger may occur “imminently” following the completion of the first step exchange offer, which strongly suggests that no intervening filing (particularly one that would potentially involve review and clearance by the Staff) is required: “The new rule includes a requirement that bidders announce the results of the initial offering period (including the number and percentage of securities tendered) before 9:00 a.m. on the next business day following the close of the initial offering period. We believe an announcement is necessary to inform remaining security holders whether the offer was successful and whether or not a back-end merger is imminent” (emphasis added).4 We respectfully ask how, if a post-effective amendment is required to be filed, cleared and declared effective between the completion of a tender offer and the completion of a back-end merger, could a back-end merger ever be “imminent”?

[4]	Release No. 33-7760 (October 26, 1999).

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

July 18, 2007

We also note examples of transactions that were structured in the same manner as the proposed QIAGEN-Digene transaction, in which the disclosure documents concerning the transaction were reviewed and commented upon by the Staff, and post-effective amendments to the registration statements were not filed to provide information with respect to the short-form merger. For example, we note the acquisition of New Valley Corporation by Vector Group Ltd. in December 2005. In that transaction, Vector Group filed a Registration Statement on Form S-4 (Reg. No. 333-129146) and a Schedule TO-T on October 20, 2005. Both the Registration Statement and the Schedule TO-T were reviewed and commented upon in three rounds of comments issued by Daniel F. Duchovny in the Commission’s Office of Mergers and Acquisitions (letters dated November 2, 2005, November 23, 2005 and November 30, 2005).

The Offer to Purchase, contained within the Form S-4, included the following disclosure concerning Vector’s plans to consummate a short-form merger:

“Q. How Long Will It Take To Complete The Offer And The Subsequent “Short Form” Merger?

A. We hope to complete the offer promptly after its expiration at 5:00 p.m., New York City time, on Friday, December 9, 2005. However, we may extend the offer if the conditions to the offer have not been satisfied as of the offer’s scheduled expiration or if we are required to extend the offer pursuant to the tender offer rules of the SEC. We will complete the subsequent merger as soon as practicable after the successful completion of the offer, unless a court or other legal requirement prevents us from doing so.”

The Staff issued no comments in the comment letters objecting to the plan to proceed with the subsequent short-form merger “as soon as practicable after the successful completion of the offer” or requesting the filing of a post-effective amendment prior to the consummation of the merger, and no post-effective amendment to the Registration Statement was filed by Vector prior to the short-form merger on December 13, 2005.

We respectfully note that we do not see a basis for treating the QIAGEN-Digene transaction differently from the treatment of the Vector - New Valley transaction, and we believe that to do so would introduce significant regulatory uncertainty in an area in which we believe that both experienced practitioners and their clients have come to rely on a particular method of completing these transactions.

Moreover, as the information concerning the proposed short-form merger in the QIAGEN-Digene transaction has already been set forth in detail in the Registration Statement, to require a post-effective amendment in this instance would merely require the reformulation of disclosure that has already been made available to all Digene stockholders, including pro forma financial statements. We respectfully fail to see the benefit to Digene stockholders that would be achieved by providing them with information that they already possess.

We wish to note also that there are many examples of transactions structured in the same manner as the proposed QIAGEN-Digene transaction, which do not appear to have been reviewed by the Staff, but which indicate the prevailing view among securities practitioners and their clients that no post-effective amendments to Form S-4s filed for exchange offers must be filed. If the prevailing view of securities practitioners is incorrect in such a fundamental way as to mean that dozens, if not hundreds, of transactions have been filed without the proper filing of post-effective amendments, we suggest respectfully that the means by which to correct this fundamental misunderstanding of the Staff’s desires

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

July 18, 2007

in this regard is for the Staff to issue formal guidance to all filers, rather than to address the problem piecemeal through the issuance of comments. As one example, the following disclosure was contained in the prospectus of News Corp. dated March 4, 2005 relating to its exchange offer for Fox Entertainment Group, Inc. (Registration No. 333-121925):

“How long will it take to complete the offer and, if applicable, the subsequent “short form” merger?

We hope to complete the offer promptly after its expiration at 12:00 midnight, New York City time, on Friday, March 18, 2005. However, we may extend the offer if the conditions to the offer have not been satisfied as of the offer’s scheduled expiration or if we are required to extend the offer under the SEC’s tender offer rules. In addition, following the satisfaction or waiver of all the conditions to the offer and the acceptance of and payment for all the shares tendered during the offer, News Corporation may elect to provide a subsequent offering period of at least three (3) business days, during which time stockholders whose shares of Fox Class A common stock have not been accepted for payment may tender, but not withdraw, their shares and receive the offer consideration. News Corporation is not permitted under the federal securities laws to provide a subsequent offering period of more than twenty (20) business days. If we complete the offer, we will then effect a “short form” merger of Fox with and into Fox Acquisition Corp. We will effect the short form merger as soon as practicable after completion of the offer, unless we are prevented from doing so by a court or other legal requirement. We will be able to effect the short form merger because, following our acquisition of shares in the offer and, if necessary, our conversion of some or all of our Fox Class B common stock into Fox Class A common stock, we will own at least 90% of the outstanding shares of Fox Class A common stock and at least 90% of the outstanding shares of Fox Class B common stock.”

News Corp. subsequently issued a press release on March 21, 2005 announcing that it had completed the acquisition by means of a short-form merger; no post-effective amendment to the registration statement was filed.

Finally, examples of statements that reveal the belief that it is accepted practice for a short-form merger to occur immediately or very promptly following the acquisition of 90% or more of the target company’s securities in a tender or exchange offer are set forth in commentary on the tender and exchange offer process, including the following:

1. “The merits of a short-form merger as compared to a more traditional merger that requires a stockholder vote (long-form merger) include saving time, disclosure, and money. First, there is no need to prepare a proxy or information statement and file it with, and receive comments on it from, the Securities and Exchange Commission (SEC). Second, there are no requirements of an advance notice period and/or a 20-business day dissemination period. Third, there is no need to have a stockholder meeting. Fourth, the target stockholders will receive their consideration much more quickly and avoid losing the time value of that consideration. Finally, if the acquiror can effect a short-form merger, it will typically be able to consummate the short-form merger on the very day it closes its first step tender offer.” (Clearing the Short-Form Threshold in Negotiated Tender Offers, Jeffrey B. Golden, Insights, May 2002).

2. “The market risk created by a delay in closing the short form merger may be amplified even more in an exchange offer. In that case, if the bidder has the discretion to delay the closing of the back end merger (at least in the context of a merger with a fixed exchange ratio), the bidder’s delay may result in target’s nontendering stockholders getting more or less than the tendering stockholders received in the tender offer. To eliminate that risk, the target board can negotiate for the discretion to dictate when the short form

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

July 18, 2007

merger will occur or, alternatively, negotiate for a covenant from the bidder to consummate the short form merger on the next business day after the tender offer closes.” (Top-Up Options and Short-Form Mergers, Mark A. Morton and John F. Grossbauer, Potter Anderson & Corroon Client Advisory, April 2002).

We respectfully request the opportunity to discuss these points with a member of the Staff at the Staff’s earliest convenience.

Selected Historical Consolidated Financial Information, page 12

2.	Comment. Because the financial information required by Item 1010(a) and (b) has been incorporated by reference into Schedule TO, all of the summarized financial information required by Item 1010(c) must be disclosed in the disclosure document furnished to security holders. Consolidated financial data does not serve to fully substitute for summarized financial data. Revise to include complete summarized financial information required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO.

Please note that Item 1010(c) requires that the summary of the information has to be presented for the same periods specified in Items 1010(a) and (b) of Regulation M-A. In addition, the revised summarized financial information must provide all of the information required by Item 102(bb) of Regulation S-X and not consolidated balance sheet data. Qiagen also remains responsible for evaluating its compliance with the balance of the disclosure required by Item 1010(c) of Regulation M-A, and must ensure that all of the previously disclosed information and newly revised disclosure is accompanied by a reconciliation to U.S. GAAP. Refer to Instructions 6 and 8 to Item 10 of Schedule TO. In addition, refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

Response: The Company has added in a new table to the Prospectus on pages 15-16, which includes all of the summarized financial information required by Item 1010(c) of Regulation M-A. Please note that, as now has been noted in the Prospectus, the Company’s financial statements are prepared in conformity with accounting principles generally accepted in the United States, so a separate reconciliation is not required.

Unaudited Pro Forma Condensed Combined Financial Information, page 16

3.	Comment. In the introduction on this page and in Note 1 on page 20, the filings indicates that a third-party valuation firm was engaged to assist management in its determination of the fair value of certain intangible assets acquired in the merger with Digene. This reference suggests to security holders that reliance has been placed on this firm, which we believe requires the firm be named in your filing. Please revise the Form F-4 to name this firm, identify this firm as an Expert on page 108 and to provide their consent. Alternatively, please remove the reference to this firm.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

July 18, 2007

Response: We have removed the reference to this firm in the Form F-4 in response to this comment.

* * * * *

We hope that the above responses and related revisions included in Amendment No. 2 to F-4 and Amendment No. 2 to Schedule TO will be acceptable to the Commission. Please do not hesitate to call Jonathan L. Kravetz or Michael L. Fantozzi, Esq. of this firm at (617) 542-6000 with any comments or questions regarding Amendment No. 2 to F-4, Amendment No. 2 to Schedule TO and this letter. We thank you for your time and attention.

Very truly yours,

/s/ Michael L. Fantozzi
Michael L. Fantozzi

cc:	Securities and Exchange Commission
Nicholas Panos, Esq.

QIAGEN N.V.
Peer M. Schatz
Roland Sackers
Philipp von Hugo

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esquire
Megan N. Gates, Esquire

Digene Corporation
Daryl Faulkner
Joseph P. Slattery

Ballard Spahr Andrews & Ingersoll, LLP
Mary J. Mullany, Esq.
Morris Cheston, Jr., Esq.